SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 2 4 2004
WASH. D.C.
158
SECTION

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities
Exchange Act of 1934

(Mark One)

X Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2003

Or

___ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from ____________ to ____________

Commission file number 1-5911

A. Full title of the plan and the address of the plan, if different from that of the issuer named below. Spartech Corporation 401(k) Savings & Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office Spartech Corporation, 120 S. Central Avenue, Suite 1700, Clayton, Missouri 63105

Spartech Corporation 401(k) Savings & Investment Plan

FORM 11-K

Financial Statements.

The Plan's audited statements of net assets available for fund benefits as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the years ended December 31, 2003 and 2002.

Exhibits.

23.1-- Consent of Ernst & Young LLP, Independent Auditors

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARTECH CORPORATION 401(k) SAVINGS & INVESTMENT PLAN

Date June 22, 2004

Patricia F. Parrucci
National City Bank
Trustee

Financial Statements and Supplemental Schedule

Spartech Corporation 401(k) Savings & Investment Plan
Years Ended December 31, 2003 and 2002

Spartech Corporation
401(k) Savings & Investment Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2003 and 2002

Contents



Ernst & Young LLP
The Plaza in Clayton
Suite 1300
190 Carondelet Plaza
St. Louis, Missouri 63105-3434

Phone: (314) 290-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Spartech Corporation

We have audited the accompanying statements of net assets available for benefits of Spartech Corporation 401(k) Savings & Investment Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 18, 2004

Spartech Corporation
401(k) Savings & Investment Plan

Statements of Net Assets Available for Benefits

	December 31 2003	December 31 2002
Assets		
Investments, at fair market value	**$44,412,791**	$35,851,854
Participant contributions receivable	**317,818**	333,009
Employer contributions receivable	**115,935**	114,037
Dividends receivable	**60,024**	36,837
Total assets	**44,906,568**	36,335,737
Liabilities		
Refunds for excess contributions	**22,443**	24,371
Net assets available for benefits	**$44,884,125**	$36,311,366

See accompanying notes.

Spartech Corporation
401(k) Savings & Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2003	**2002**
Additions:		
Interest and dividend income	**$ 754,848**	$ 777,551
Contributions from:		
Employer	**1,281,802**	1,344,946
Participants	**3,947,575**	3,885,930
Transfers to the Plan	**613,420**	–
Total additions	**6,597,645**	6,008,427
Deductions:		
Retirement and qualified participant distributions	**2,799,062**	3,163,451
Refunds due for excess contributions	**22,443**	24,371
Administrative expenses	**41,581**	11,241
Total deductions	**2,863,086**	3,199,063
Net realized and unrealized appreciation (depreciation) in fair value of investments	**4,838,200**	(4,011,205)
Net increase (decrease)	**8,572,759**	(1,201,841)
Net assets available for benefits, beginning of year	**36,311,366**	37,513,207
Net assets available for benefits, end of year	**$44,884,125**	$36,311,366

See accompanying notes.

0405-0541818

Spartech Corporation
401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2003

1. Description of Plan

The following description of the Spartech Corporation (the Company) 401(k) Savings & Investment Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan. The participating employees in the Plan are employed by the Company and its subsidiaries. All U.S. employees who have completed 1,000 hours of service in a consecutive 12-month period with the Company and are age 21 or older are eligible to become participants in the Plan, except those employees covered by a collective bargaining agreement that does not provide for participation in the Plan, leased employees, or those employed by Spartech Polycom, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 100% of eligible compensation, as defined by the Plan. The Company provides a contribution of up to 3% of participants' annual compensation by matching one-half of participant contributions. The Company may also make discretionary contributions to the Plan, although in 2003 and 2002 no such discretionary contributions were made. Participants may also make rollover contributions to the Plan from other qualified retirement plans. All contributions are subject to applicable limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's matching contribution and discretionary contribution, if any, and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

Vesting

Participants are immediately vested in their contributions. Company contributions plus actual earnings thereon are vested in 20% increments after one year of service with 100% vesting after five years of service. Participants also become 100% vested upon reaching age 65, upon becoming totally disabled, upon death, or upon plan termination.

1. Description of Plan (continued)

Investment Options

Upon enrollment in the Plan, employee contributions and employer matching contributions may be directed into any of the investment options offered by the Plan. These investment choices offer a variety of investment options depending upon the participant's investment objectives. The investment options are all trusteed mutual funds and a Company stock fund.

All investments are participant-directed.

Forfeitures

Forfeitures of non-vested employer contributions are used to reduce future employer contributions. During 2003, $77,000 in forfeitures were used to reduce employer contributions. At December 31, 2003 and 2002, forfeited non-vested accounts totaled approximately $2,000 and $85,000, respectively.

Payment of Benefits

On termination of service due to any reason or upon request after reaching age 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments over a period based on his or her life expectancy. Hardship withdrawals are also permitted under the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one year to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions. Interest rates on loans ranged from 5.00% to 10.5% at December 31, 2003.

1. Description of Plan (continued)

Transfers to the Plan

During 2003, transfers of $535,132 and $78,288 were made to the Plan from the UVTech 401(k) Savings Plan and PolyTech South, Inc. 401(k) Plan, respectively. UVTech and PolyTech South, Inc. were both acquired by the Company in 2002.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan in mutual funds are valued at fair value based on quoted market prices. Common stock is based on closing stock prices on national stock exchanges. Participant loans are valued at cost, which approximates market.

Dividend income is accrued on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company, except for certain expenses related to loans or hardship withdrawals which are paid by the affected participants' accounts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Spartech Corporation
401(k) Savings & Investment Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

	December 31	
	2003	**2002**
Janus Worldwide Fund	**$7,568,287**	$5,480,584
Armada S&P 500 Index Fund	**6,142,916**	4,233,353
Armada Bond Fund	**3,763,625**	3,464,215
Armada Money Market Fund	**9,522,463**	9,253,221
Spartech Corporation Company Stock Fund	**9,197,833**	7,579,445
AIM Balanced Fund	**4,766,415**	3,810,168

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $4,838,200 and $(4,011,205), respectively, as follows:

	Year Ended December 31	
	2003	**2002**
Janus Worldwide Fund	**$1,377,426**	$(1,922,582)
American Century Equity Fund	**20,683**	–
Armada S&P 500 Index Fund	**1,237,862**	(1,264,422)
Armada Bond Fund	**(2,327)**	147,844
Armada Small Cap Value Fund	**40,128**	–
Federated Mid-Cap Index Fund	**34,675**	
George Putnam Fund of Boston	**(1,224)**	(6,657)
Massachusetts Investors Growth Stock Fund	**7,803**	–
MFS Value Fund	**13,425**	–
AIM Balanced Fund	**610,388**	(924,907)
Total mutual funds	**3,338,839**	(3,970,724)
Spartech Corporation Company Stock Fund	**1,499,361**	(40,481)
Total investments	**$4,838,200**	$(4,011,205)

The Plan received dividends from Company stock of $150,178 and $133,503 during the years ended December 31, 2003 and 2002, respectively.

4. Plan Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 22, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operating in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants will be fully vested in their accounts.

6. Plan Amendment

In April 2003, the Company's Board of Directors approved the "Second Amendment to the Fourth Amendment and Restatement of the Spartech Corporation 401(k) Savings and Investment Plan." This amendment enabled employees of PolyTech South, Inc. and UVTech to receive credit for all prior months of service of employment with these new wholly owned subsidiaries of the Company.

In December 2003, the Company's Board of Directors approved the "Third Amendment to the Fourth Amendment and Restatement of the Spartech Corporation 401(k) Savings and Investment Plan." This amendment (1) changed the term "compensation" by the Company for purposes of the Plan to exclude payments for short-term disability and (2) enabled employees of Franklin-Burlington Plastics, Inc., who are covered under the collective bargaining contract with Local Union 469 Affiliated with International Brotherhood of Teamsters, Chauffeurs, Warehousemen, and Helpers of America, to enroll in the Plan after satisfying the eligibility requirement.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Spartech Corporation
401(k) Savings & Investment Plan

EIN 43-0761773
Plan No. 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
Janus Worldwide Fund	191,408 shares of mutual funds	$ 7,568,287
American Century Cap Port. Equity Fund	39,462 shares of mutual funds	307,015
Armada S&P 500 Index Fund*	641,893 shares of mutual funds	6,142,916
Armada Bond Fund*	367,900 shares of mutual funds	3,763,625
Armada Money Market Fund*	9,522,463 shares of mutual funds	9,522,463
Armada Small Cap Value*	21,278 shares of mutual funds	461,308
Federated Mid-Cap Index Fund	17,311 shares of mutual funds	328,555
Massachusetts Investors Growth Stock Fund	10,624 shares of mutual funds	120,259
MFS Value Fund	6,452 shares of mutual funds	131,225
AIM Balanced Fund	199,182 shares of mutual funds	4,766,415
Spartech Corporation Company Stock Fund*	373,124 shares of company stock	9,197,833
Participant loans receivable	Various participants, interest rates from 5% to 10.5%, maturities through 2008	2,102,890
		$44,412,791

All investments are participant-directed.

*Party-in-interest.


ERNST & YOUNG

Ernst & Young LLP
The Plaza in Clayton
Suite 1300
190 Carondelet Plaza
St. Louis, Missouri 63105-3434

Phone: (314) 290-1000
www.ey.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-60381) pertaining to Spartech Corporation 401(k) Savings & Investment Plan of our report dated May 18, 2004, with respect to the financial statements and schedule of the Spartech Corporation 401(k) Savings & Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

St. Louis, Missouri
June 22, 2004

Ernst & Young LLP